MICROMEM TECHNOLOGIES INC.
MANAGEMENTS DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2015
PREPARED AS OF SEPTEMBER 29, 2015

Introduction:

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations three months ended July 31, 2015 of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). The MD&A should be read in conjunction with the Company's unaudited quarterly financial statements at July 31, 2015 and the audited consolidated financial statements and accompanying notes for the fiscal year ending October 31, 2014 which are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

The Companys shares are traded on the OTCQX under the symbol MMTIF and on the Canadian Securities Exchange (CSE) under the symbol MRM. In November 2007, the Company incorporated Micromem Applied Sensor Technologies Inc. (MAST) for the purpose of moving forward with the planned commercialization of its technology.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward looking information within the meaning of applicable securities legislation (forward looking statements). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as believes, expects or does not expect, is expected, anticipates or does not anticipate, or intends or stating that certain actions, events or results may, could, would, might or will be taken or achieved) are not statements of historical fact, but are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results present a performance or achievements of the Company, or developments in the Companys business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions or results of operations that are based on assumptions about future conditions, courses of action and consequences. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers, etc. A number of inherent risks, uncertainties and factors affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis, the risks associated with commercializing and bringing to market our technology. These risks are affected by certain factors that are beyond the Company's control: the existence of present and possible future government regulation, competition that exists in the Company's business, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report. This list is not exhaustive of the factors that may affect any of the Companys forward-looking statements and reference should also be made to the Companys Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forwardlooking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENTS DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2015
PREPARED AS OF SEPTEMBER 29, 2015
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

TABLE OF CONTENTS:

1.	OVERVIEW AND BACKGROUND

2.	COMPANY PROFILE AT JULY 31, 2015

A	Product Profiles
B	Product Portfolio
C	Intellectual Property
D	Financing
E	Development Costs
F	Share Capital
G	Management, Board of Directors and Related Party Transactions

3.	DISCUSSION OF OPERATING RESULTS THREE MONTHS ENDED JULY 31, 2015

4.	COMPLIANCE RELATED REPORTING MATTERS

A.	Liquidity and Capital Resources
B.	Financial Instruments
C.	Commitments and Contingencies
D.	Disclosure controls/Internal controls
E.	Off Balance Sheet Arrangements
F.	Critical Accounting Policies and Significant Accounting Estimates
G.	Going Concern
H.	Risks and Uncertainties

5.	SUBSEQUENT EVENTS

TABLES

1.	Selected Balance Sheet Information
2.	Financing Raised

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MICROMEM TECHNOLOGIES INC.
MANAGEMENTS DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDING JULY 31, 2015
PREPARED AS OF SEPTEMBER 29, 2015

1.   OVERVIEW

Micromem is a company that develops customized, proprietary sensor-based solutions for large multinational corporations. Over the past several years it has presented its technology platform to numerous companies who are seeking solutions to various and complex challenges in the measurement of operating performance and real time diagnostics in their operating systems and assets.

The Company has responded to many Requests for Proposals from large multinationals. At July 31, 2015 it has secured joint product development agreements to pursue sensor-based technology solutions for a number of these companies. These contractual arrangements are discussed further in the body of this document.

In essence, where a customer agrees to move forward with Micromem to develop a commercial application, Micromem will negotiate a joint product development agreement (JPDA) with that customer where the customer will absorb the continued development costs associated with the project. Development milestones are established with the customer and Micromem will invoice against these milestones in accordance with the contracted terms. Micromems recurring revenue stream will be derived from product royalties, product licensing agreements and outright product sales.

While the applications for Micromems technology solutions are industry agnostic and cross virtually every industry vertical, the Company has identified the following industry verticals as significant immediate term opportunities to pursue the oil and gas sector, the automotive sector, the power generation and utilities sector and other specific industrial applications. These key market segments are discussed further in the body of this report.

2.   COMPANY PROFILE AT JULY 31, 2015

A.  Product Profiles

The Company conceives of, designs, creates, develops and delivers unique sensor solutions to our clients. These sensor solutions are very small, typically employing MEMS or NEMS feature size technology. These sensor solutions are precisely driven by client requirements, typically addressing a difficult business and/or process problem. The solution typically involves integrating multiple different sensor modalities, different from the target client use that addresses the clients needs. Due to the small size, the final form factor allows our solutions to be deployed throughout the application space, in heretofore inaccessible ruggedized environments. The Companys approach is to take advantage of the revenue opportunity associated with the projected trillion-sensor market.

The Company has pursues potential clients with the goal of entering into JPDAs and realizing long term annuity-like revenue streams from royalty and licensing agreements relating to its technology applications and intellectual property.

Once the Company has engaged a client where it will pursue a development project with that client, the typical phases of the product development process include:

a.	Proof of concept demonstration: designed to demonstrate to the client that the proposed technology will perform as anticipated.

b.	Engineering prototype and extended testing: Product development is refined, engineered and made more robust. The client then places the product into the field for an extended evaluation.

c.	Pre-Manufacturing Prototype: Based on the clients initial field test evaluation, changes, if any, are made to the product and it is prepared for manufacturing.

d.	Manufacturing: The client provides a formal purchase order for initial manufactured product to be deployed in their business and/or process. To date, no products have reached the manufacturing stage.

e.	Commercialization: Establishment of manufacturing partners, licensing and/or sale of the product to others well suited to take advantage of the global market opportunity.

The Companys expertise is in rapidly completing the Proof of Concept demonstration. What used to take several months or initially several years can now be completed in a much shorter timeframe given the experience and expertise that the Company has developed over the past five years.

The joint product development process is built upon protecting our intellectual property. Our clients will participate in the patenting process and the resultant patent is collaborative and protects both the Companys intellectual property rights in the product and our clients interest to use the product within their business space.

To date the Company has advanced its current client development projects to various stages of development, as described above. It has not yet successfully commercialized products to the stage where it will realize its goal of securing long term royalties, licensing agreements and commercial sale of products.

B.  Product Portfolio

The following is a current summary of the products for which the Company has been engaged and which are in the various stages of the product development process described above:

1.

Nanoparticle Detector Platform: Joint product development was initially contracted by Saudi Aramco and the proof of concept has been approved by the client. The detector platform is capable of detecting magnetic nanoparticles in a flowing oil stream at concentrations as low as 100 parts per trillion. The next steps will be to deliver manufactured versions to oil company laboratories.

In a parallel product development, MAST has begun work on ruggedizing the nanoparticle detector platform so that it can be installed and operated directly on an oil well.

The Company has received $300,000 of funding to date from Saudi Aramco. The previously anticipated follow on projected funding of up to $2 million in fiscal 2015 is delayed while the Company is awaiting Saudi Aramco to complete their own internal design and deployment of nanoparticles into their wells.

The Company has filed provisional patents with the United States Patent and Trademark office (USPTO) for this product.

2.

Magnetic Nanoparticle Interwell Tracers: In 2013 the Company began to work with Chevron Energy Company to develop and test fluorescent magnetic nanoparticles capable of behaving in a conservative manner in the application of interwell tracers. This proof of concept and the prototype engineering phases were successfully completed. The Company suggested a parallel product development program aimed at detecting existing interwell tracer chemicals in the field with on well real time detection platform technology.

The Company has filed provisional patents with the USPTO for this product. This provisional patent has been assigned to Chevron who is now responsible for patent prosecution.

3.

In Line Real Time Interwell Tracer Detection Platform: In 2014 the Company executed a JPDA with Chevron Energy Company to develop a well head real time detection platform for the detection of existing interwell tracer chemicals to measurement levels of 300 parts per trillion. The Company has obtained an exclusive license of the base line cavity ring down technology from Entanglement Technologies Inc., for use in interwell tracer detection applications.

The Company has filed provisional patents with the USPTO for this product.

The Company has received $1,545,132 of funding from the client against the costs incurred to date.

MAST has submitted, at the clients request, a roll out proposal to commence 2016 for 2,000 units valued at approximately $200 million.

4.

IntelliboltTM Automotive Oil Pan Plug Sensor Suite: In 2014, the Company negotiated an exclusive agreement with Flextronics to commercialize, test, manufacture and market the Companys patented oil pan plug sensor suite to automotive OEMs. The initial licensing agreement calls for the Company to receive an estimated $18 million in revenues if and when the initial deployment occurs after 2015, although there can be no guarantees that the product will be deployed or that the Company will receive such revenues.

In 2014, two of the Companys six provisional patents related to this product were issued by the USPTO.

5.

Real Time Detection of Wear Elements in Lubricating Fluids: In 2014 the Company executed a JPDA with Castrol Innoventures to develop a MEMS solution for field deployment in ocean going vessels, wind turbine gearboxes, heavy duty trucks and automobiles. The goal of product development is a 50 cc form factor utilizing laser induced breakdown spectroscopy that will take in line real time oil samples and analytically determine, to precise levels of detection, the various wear elements in the lubricating fluid. In 2014, the Company successfully demonstrated the bench top Proof of Concept demonstration, ie. the initial stage in the product development process. To date, the Company has received $488,485 of funding from the client for this project. It anticipates that it will receive additional client funding in 2015-2016 of up to $1.5 million although there can be no guarantee that it will receive such additional funding.

The client has requested 8-10 field units by December 2015, which will be used to evaluate the performance of the product in the field in the various target applications. Anticipated funding from Castrol from the field units is estimated at $420,000.

The Company has filed provisional patents associated with this product with the USPTO.

6.

Transformer Partial Detection Platform: In 2014 the Company successfully demonstrated with Northeast Utilities (now Eversource Energy -Eversource) the ability to detect partial discharges inside a transformer using very small sensors. Eversource accepted the proof of concept and made a progress payment of $200,000. Product development is proceeding into the next phase associated with extended engineering prototype evaluation and the Company is planning to complete engineering prototypes for Eversource for evaluation as the next stage of product development.

The Company has filed provisional patents associated with this product with the USPTO.

7.

Power Line Condition Monitoring: In 2014 the Company began development with Eversource on a low cost power line condition-monitoring device that is to be designed for pervasive deployment on distribution and transmission catenaries. The Company has filed provisional patents associated with this product with the USPTO. The Company is planning to complete engineering prototypes for Eversource for evaluation as the next stage of product development.

8.

Gas Pipeline Corrosion Detection using Autonomous Robotics: In 2014 the Company began early development with Eversource on a very small robotic platform integrated with a full suite of the Companys sensors and designed to be deployed autonomously inside distribution gas pipelines. The sensor platform is designed to establish a corrosion profile, along with an electronic mapping and database of 100% of the pipe. The Company has filed provisional patents associated with this product with the USPTO.

The Company is planning to demonstrate the prototype technology to the client as the next stage of product development.

9.

Cement Integrity Sensor: In 2014 the Company began a joint development project with the Chevron Energy Company to develop a sensor platform that can be pumped into oil wells with cement. Once in place, these sensors will scavenge the necessary power from the local environment and communicate to the surface valuable information about the ongoing quality of the cement. The Company has filed provisional patents associated with this product with the USPTO.

The Company is planning to complete the Proof of Concept and initial prototype for the client evaluation as the next stages of product development

Projects 6-9 ,as described above , will progress as the Company meets the clients requirements and as it secures additional financing in order to complete this work.

C.   Intellectual Property:

The Company incurred $138,868 of patent related costs in the nine months ended July 31, 2015. It continues to work with its Washington DC based patent attorneys who assist us in these efforts.

In January 2015 the Company was awarded by the USPTO the first of six patent filings related to the Multi-Modal Fluid Condition Sensor Platform and System Thereof; the Notice of Allowance was originally issued by the USPTO in October 2014. The Company has licensed the first application of this patent to Flextronics for use in the manufacture of the oil pan plug product described in the Companys website. The second oil pan plug patent was published in April, 2015.

The Company has expanded its provisional patent applications for the Powerline Real time Condition Monitoring to now include filings in the United States, Canada and Europe. The original provisional patent filings were made in 2012.

We have recently added additional claims to our provisional patent filed for MEMS implementation of LIBS for detection of wear materials in lubricants.

Finally, the Company has filed a provisional patent for Cement Integrity Sensors and Methods of Manufacture Thereof.

D.   Financing:

In the quarter ending January 31, 2015, the Company raised $565,777 of financing from the exercise by warrant holders of 2,988,876 common share purchase warrants issued in previous private placements that the Company has arranged. At July 31, 2015, there are no remaining warrants outstanding.

In the nine months ending July 31, 2015, the Company raised $724,642 of financing from the exercise by officers and directors of 2,740,000 common stock options. Additionally the Company raised $55,000 as a private placement financing of 122,768 common shares in July 2015.

E.   Development Costs:

The Company reports its investment in deferred development costs as:

	July	October
	2015	2014

Opening balance	$3,525,456	$928,077
Additional project costs incurred	3,164,081	3,936,459
Recovery of deferred development costs	(1,783,632)	(662,290)
Writedown of project costs	(5,578)	(676,790)
Closing balance	$4,900,327	$3,525,456

To date, the Company has recovered from its development partners a portion of the costs it has incurred as deferred development costs coincident with meeting milestones as stipulated in development agreements with those development parties.

F.   Share Capital:

At July 31, 2015 the Company reports 194,738,368 common shares outstanding (October 31, 2014: 188,436,724; July 31, 2014 177,011,044). Additionally, the Company has 10,315,000 stock options outstanding with a weighted average exercise price of $0.29 per share (2014: 12,105,000 options outstanding with a weighted average exercise price of $0.27 per share) and no outstanding warrants to acquire common shares (2014: 15,894,062 outstanding warrants with a weighted average exercise price of $0.28 per share).

G.   Management, Board of Directors and Related Party Transactions:

At our Annual Meeting of Shareholders held on Friday, January 30, 2015, Salvatore Fuda, Joseph Fuda, David Sharpless, Steven Van Fleet, Oliver Nepomuceno, Larry Blue, Alex Dey, Craig Carlson and Brian Von Herzen were re-elected to serve on our Board of Directors. Messrs. Salvatore Fuda, Joseph Fuda, Dan Amadori and Steven Van Fleet continue to serve as officers of the Company. Andrew Brandt did not stand for reelection. Craig Carlson resigned as a director on June 15,2015.

Our management team and directors, along with their remuneration in the nine months ended July 31, 2015 is presented as below:

Individual	Position	Cash compensation	Stock based compensation	Total

Salvatore Fuda	Chairman, Director	91,282	-	91,282
Joseph Fuda	President, Director	94,325	-	94,325
Steven Van Fleet	President, MAST Inc., Director	414,602	-	414,602
David Sharpless	Director	-	255,965	255,965
Andrew Brandt	Director (Advisory Committee)	-	117,900	117,900
Oliver Nepomuceno	Director	-	60,322	60,322
Larry Blue	Director	-	117,901	117,901
Alex Dey	Director	-	48,257	48,257
Craig Carlson	Director (resigned, June 2015)	34,705	-	34,705
Brian Von Herzen (1)	Director	(1)	-	(1)
Dan Amadori	CFO	91,282	-	91,282

(1)

Brian Von Herzen is a director of the Company and serves as its Chief Technology Officer. His company, Rapid Prototypes, Inc (rapidprototypesinc.com (RPI)) has provided product development design and engineering services to the Company since 2013. For the nine months ended July 31, 2015, RPI has invoiced the Company $1,250,004 for services provided (2014 fiscal year 1,843,643).

In May 2014, the President of MAST was provided with an advance of $251,000 against monthly compensation due him. In February 2015, he was awarded a performance based bonus which was applied to the total amount of the outstanding advance.

At July 31, 2015, the Company reports advances due from senior management and staff in the amount of $71,019. These advances are of a short term nature and are recoverable against future compensation due to these individuals.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENTS DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDING JULY 31, 2015
PREPARED AS OF SEPTEMBER 29, 2015

3.	DISCUSSION OF OPERATING RESULTS QUARTER ENDING JULY 31, 2015

A)	Financial Position:

	July 31,	October 31,
	2015	2014
	('$000)	('$000)

Cash	75	936
Deposits and other receivables	137	873
	212	1,809

Property and equipment, net	16	21
Deferred development costs	4,900	3,525
Intangible assets, net	63	77
Patents, net	269	204
	5,461	5,637

Accounts payable and accrued liabilities	1,565	774
	1,565	774
Shareholders' Equity
Share capital:	73,103	70,803
Contributed surplus	27,086	27,437
Deficit	(96,293)	(93,377)
	3,895	4,863

	5,461	5,637

Commentary:

1.	The Companys working capital position is $(1,353,088) at July 31, 2015 ($1,034,921 at October 31, 2014). The Company raised $580,142 of financing during the quarter.

2.	Included in deposits and other receivables are, $71,019 of advances to officers, directors and employees, $48,683 of other prepaid amounts and recoverable taxes of $17,736.

3.	The Company reports, by project, the following development costs incurred and quarter end balances as follows:

Projects	Balance at	Costs incurred	Cost billed	Recovery of deferred		Write off	Balance at
	April 30,2015	in quarter	to clients	development costs			July 31,2015

Flextronics	$803,429	5,073	-	-		-	$808,502
Northeast Utilities	2,004,420	97,610	-	-		-	2,102,030
Chevron	1,333,617	401,661	-	(423,358)		-	1,311,920
Castrol	318,468	359,407	-	-		-	677,875
Other	-	-	-	-		-	-
	$4,459,934	$863,751	$-	$(423,358	) $	-	$4,900,327

The Company begins to capitalize costs incurred on deferred development costs once a client project is formally launched. Prior to the initiation of a formal project, the Company has, in each case, incurred costs which were expensed in the period incurred.

4.

Intangible assets relate to technical knowhow and start up costs incurred in prior years relating to the Companys early development of its sensor based technologies. The only current activity is amortization expense; the Company is amortizing these costs over 7 years through 2018.

5

The Company continues to invest in its intellectual property and is devoting more efforts and funding to this asset class as its pace of development activity increases. In the current quarter, it incurred net costs of $48,887 in patent related expenditures.

6	Account payable and accrued liabilities as reported represent current and recurring charges incurred in the normal course of operations.

7	The Company issued 2,170,000 common shares from the exercise of common share purchase options by investors and realized $525,142 of proceeds.

:

B)	Results of Operations:

The following table summarizes the Companys operating results for the three months ended July 310, 2015 and 2014:

	Three months ended July 31,
	2015 ($000)	2014 ($000)
Revenue	-	-
Administration	56	69
Professional fees and salaries	367	728
Stock-based compensation	604	-
Product development costs	1	670
Travel and entertainment	59	122
Foreign exchange loss (gain)	20	11
Amortization of property and equipment	2	2
Amortization of intangible assets and patents	67	-
Total expenses	1,176	1,602
Net comprehensive loss	1,176	1,602
Loss per share	(0.01)	(0.01)

Commentary:

1)	The components of administration costs compare as follows:

	Q3	Q3
	2015	2014

General and administrative	13	21
Rent and occupancy cost	19	22
Bad debt expense	8	6
Interest (income) expense	(8)	(6)
Office insurance	14	16
Telephone	3	4
Investor relations, listing and filling fees	7	6
	56	69

The general and administrative costs as reported for the quarter ended July 31, 2015 include website development costs, business communication services costs relating to the January 30, 2015 annual general meeting and MAST related administrative costs of $6,587 (2014: $10,844).

2)	The components of professional fees and salaries include:

	Q3	Q3
	2015	2014

Audit related	20	14
Legal	18	57
Chairman, CEO, CFO fees	107	129
Staff salaries & benefits	86	217
IFRS related	2	5
President, MAST Inc.	57	58
Other	78	248
	367	728

3)	Travel and entertainment costs have been curtailed in 2015. There has been less client related travel required in 2015 relative to the prior year.

4)	Product development costs were minimal at $755 in Q3 2015 (Q3 2014: $670,242).

C)	Unaudited Quarterly Financial Information Summary

Quarterly Balance sheet information is presented in Table 1 and operating data is as presented below:

Three months ended (unaudited)	Revenues $	Expenses $	Loss in period (1) $	Loss per share $	Adjusted loss(1) $
October 31, 2013	-	923,103	(5,239,307)	(0.03)	(709,000)
January 31, 2014	-	552,123	(552,123)	-	(534,000)
April 30, 2014	-	922,183	(922,183)	(0.01)	(544,660)
July 31, 2014	-	1,602,411	(1,602,411)	(0.01)	1,589,183
October 31, 2014	-	1,088,154	(1,088,154)	(0.01)	(1,052,130)
January 31, 2015	-	638,088	(638,088)	(0.00)	(646,121)
April 30, 2015		1,102,664	(1,102,664)	(0.01)	(1,054,660)
July 31, 2015	-	1,175,706	(1,175,706)	(0.01)	(770,640)

(1)

The loss reported in the 3 months ended October 31, 2013 includes non cash revaluations on the deferred warrant liability and other non cash charges of in excess of $4 million. These represent IFRS measurements but are not cash expenses of the Company- note that the adjusted loss as reported for the quarter is $709,000.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENTS DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2015
PREPARED AS OF SEPTEMBER 29, 2015

4.	COMPLIANCE RELATED REPORTING MATTERS

A)	Liquidity and Capital Resources:

Table 2 provides a summary of financing raised between 2012 and Q3 2015.

We currently report negative cash flows from operations. This will change when we are generating revenues from license fees royalties or the sale of products utilizing our technology, sufficient to cover the Companys direct costs associated with its client projects and its overhead costs.

Working capital at July 31, 2015 was ($1,353,088). Subsequent to July 31, 2015 the Company has raised an additional $937,527 of financing (see section 5 Subsequent Events).

The Company has granted stock options to officers, directors employees and consultants; at July 31, 2015 a total of 10,315,000 options are outstanding which, if fully exercised, would result in additional financing of approximately $3.0 million.

We have no commitments for capital expenditures at July 31, 2015.

B)	Financial Instruments:

It is management's opinion that the Company is not exposed to significant interest rate and credit risks arising from financial instruments and that the fair value of financial instruments approximate their carrying values.

The Company's financial instruments consist of deposits and other receivables, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturity.

C)	Commitments and Contingencies:

The Company secured new leased premises in June 2012. The lease term is for 5 years and stipulates base monthly rental expenses of $3,800 CDN. Lease commitments are as follows commitments for the next twelve months of $45,600 CDN; remaining commitments thereafter of $41,800 CDN.

The Company has open purchase orders outstanding with subcontractors with respect to work to be performed in future and which relate to the client projects reported as deferred development costs. These open purchase orders total approximately $3.9 million at July 31, 2015.

On November 17, 2014, Micromem and MAST, (Plaintiffs) commenced a lawsuit in the United States District Court for the Southern District of New York against Dreifus Associates Limited and Henry Dreifus, (Defendants). The Plaintiffs original complaint contained five causes of action by which they sought money damages, declaratory relief and specific performance relating to certain contracts. On February 24, 2015, the Plaintiffs filed an amended complaint to add a claim for declaratory relief relating to a patent held by the Plaintiffs. The Defendants have responded to the allegations on March 17th, 2015 There have been no new developments since March 17, 2015.

D)	Disclosure Controls/Internal Controls:

Management and the Board of Directors, primarily through the Audit Committee, have instituted review procedures on all of our periodic filings. We have established a Disclosure Committee including an independent director. A committee charter has been developed and has been ratified by our Board of Directors. We engage legal counsel, as required, to provide guidance and commentary on our press releases. Management has concluded that our disclosure controls and procedures meet required standards. These disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports is recorded, processed, summarized and reported accurately.

We have a small number of employees and segregation of duties and responsibilities is restricted. The Audit Committee, in tandem with the CFO, has evaluated the Company's internal control procedures and has concluded that these procedures are adequate to provide reasonable assurance of operational effectiveness. In spite of its evaluation, management does recognize that any controls and procedures no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

E)	Off-Balance Sheet Arrangements:

The Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

F)	Critical Accounting Policies and Significant Accounting Estimates:

The condensed interim quarterly Financial Statements comply with the requirements of IAS standard 34, Interim Financial Reporting. Reference should be made to the disclosures of Significant Accounting Policies that are presented in the audited statements as at October 31, 2014. The Companys significant accounting policies include measurement and disclosure policies on foreign currency translation, financial instruments, compound and hybrid financial instruments, derivatives, intangible assets, property and equipment and related amortization, deferred development costs, patents, private placements, stock based compensation and income taxes. There have been no changes to the Companys significant accounting policies in the period ended July 31, 2015. New Standards and Interpretations as issued during the quarter by the IASB or the International Financial Reporting Interpretations Committee do not have an impact on the Companys financial statements.

G)	Going Concern:

The consolidated financial statements have been prepared on the going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are uncertainties related to conditions and events that cast doubt about the Companys ability to continue as a going concern for a reasonable period of time in future. During the nine months ended July 31, 2015, the Company reported a loss from operations of $2,916,458 (2014 - $3,076,717), and negative cash flow from operations of $713,394 (2014 - $2,437,082). The Companys working capital position as at July 31, 2015 is ($1,353,088) (July 31, 2014 working capital of $262,467 and October 31, 2014 working capital of $1,034,921).

The Companys future success depends on the profitable commercialization of its proprietary sensor technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Companys planned operations through fiscal 2015; however, if the Company is not able to complete its financial plans and/or is not able to profitably commercialize its technology, then there would be doubt that the Company would continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

H)	Risks and Uncertainties:

There are a number of risks which may individually or in the aggregate affect the long-term commercial success of the Company, both known and unknown:

Stage of Development of Technology:

The Company has made considerable strides in advancing its technology and in developing a product portfolio. Our various products are in different phases of development and there remains the risk that the Company must successfully complete development work on these products to have available commercially viable products which can be licensed or sold.

Customers Willingness to Purchase:

We have entered into multiple joint development agreements whereby our products are being subjected to rigorous testing by our partners. We expect to be successful in completing remaining development work on our product portfolio. If we are successful in doing so, our partners will then have to decide the extent to which they will adopt our technology for future use for their applications. The future revenue streams for the Company are dependent upon the rate of adoption by our customers and their willingness to do so.

Patent Portfolio:

The Company has spent considerable time and effort and incurred significant costs with respect to the maintenance and development of our intellectual property portfolio. However, given the nature of IP development, the Company is subject to continuing risks that our patents could be successfully challenged and that our patent pending files may not ultimately be granted full patent status. While we continue to make specific efforts to broaden our IP claims, this is an ongoing process and requires continued effort and vigilance.

Financing:

The Company has successfully raised funding over the past several years to continue to support its development initiatives and fund the Companys corporate structure and overheads. The financing environment for early stage technology companies remains challenging and there cannot be certainty that the Company will be able to continue to raise financing as it has in the past to continue to support its business initiatives.

Competitors:

The Company may be subject to competition from other entities that may have greater financial resources and more in-house technical expertise.

Management Structure:

The Company is highly dependent on the services of a small number of senior management team members. If one or several of these individuals were unavailable, the Company could encounter a difficult transition process.

Foreign Currency Exposure:

The Company expects to sell its products and license technologies in the United States, in Canada and abroad. The Company has not hedged its foreign currency exposure, which has not been significant to date. In future, foreign currency fluctuations could present a risk to the business.

5.	SUBSEQUENT EVENTS

The Company reports the following subsequent events:

a)	A total of 1,010,000 stock options were exercised by directors, officers and employees and the Company realized proceeds of $292,765.

b)

The Company secured of $524,762 of financing from the issuance of debentures issued to several arms length investors. These debentures stipulate interest payments of 2% per month and are secured by a fixed and floating charge on the Companys assets. The debentures mature on October 31, 2015.

c)

The Company completed a private placement financing for 300,000 common shares and realized proceeds of $120,000. The private placement was completed pursuant to prospectus and registration exemptions set forth in applicable securities law.

d)

The Company granted a total of 940,000 common stock options to certain directors, officers and employees. The strike price for these stock options was set at $0.46 per option; the options have a five year term and expire on August 20, 2020.

Table 1

Micromem Technologies Inc
Management Discussion and Analysis
Selected Balance Sheet Information
July 31,2015
($US)

Fiscal year ending	Working capital	Capital asssets			Shareholders'
October 31	(deficiency)	at NBV	Other Assets	Total Assets	equity

July 31, 2015	(1,353,088)	16,197	5,232,312	5,460,755	3,895,421

April 30, 2015	(923,281)	17,935	4,792,644	5,269,245	3,887,298

January 31, 2015	1,530,982	19,690	3,239,790	5,663,008	4,790,462

October 31, 2014	1,034,921	21,483	3,806,369	5,636,605	4,862,773

July 31, 2014	262,467	23,319	2,832,160	3,978,560	3,117,946

April 30, 2014	1,305,366	25,892	2,298,210	3,910,994	3,629,468

January 31, 2014	1,397,049	21,771	1,353,498	3,091,426	2,772,316

October 31, 2013	425,888	13,998	1,096,433	2,166,455	1,536,319

Table 2

Micromem Technologies Inc
Management Discussion and Analysis
Summary of financing raised by Company
July 31,2015

		2012			2013

	Shares	Price / share	$	Shares	Price / share	$

Private placements
Q1	2,005,022	0.107	214,478	1,967,117	0.161	316,373
Q2	2,178,592	0.213	464,495	5,358,704	0.159	852,809
Q3	708,333	0.210	148,510	2,126,603	0.158	336,504
Q4	1,452,952	0.147	213,416	6,654,533	0.211	1,404,846

Exercise of warrants
Q1	-		-	3,393,912	0.126	428,650
Q2	1,270,000	0.141	179,270	753,334	0.176	132,220
Q3	4,513,045	0.127	573,927	1,120,000	0.115	129,064
Q4	6,292,813	0.119	746,516	686,667	0.193	132,457

Conversion of bridge loan
July 31, 2012	1,120,000	0.098	109,825
October 31, 2012	740,080	0.158	117,075

	20,280,837		2,767,512	22,060,870		3,732,923

	2014			2015

	Shares	Price / share	$	Shares	Price / share	$

Private placements
Q3	-	-	-	122,768	0.448	55,000

Exercise of warrants
Q1	6,325,224	0.235	1,486,022	2,988,876	0.189	565,777
Q2	6,023,399	0.232	1,400,080
Q3	3,653,495	0.299	1,090,889
Q4	11,408,599	0.248	2,824,628

Exercise of options
Q1				-	-	-
Q2				570,000	0.350	199,500
Q3				2,170,000	0.242	525,142

Conversion of bridge loan
Q1	2,517,501	0.120	302,100
Q2	-		-
Q3	-		-
Q4	-		-

Shares issued against AP	17,081	0.489	8,353

	29,945,299		7,112,072	5,851,644		1,345,419